Exhibit 99.5

2016-10-24

PRESS RELEASE

Oasmia successfully completes private placement of SEK 70 million

Uppsala, Sweden, October 24, 2016 -- Oasmia Pharmaceutical AB (publ) (“Oasmia” or the “Company”) hereby announces that the Company has completed a private placement of 8,750,000 new shares, providing the Company with SEK 70 million before transaction related costs.

The private placement, which was announced on October 21, 2016, has enabled Oasmia to place 8,750,000 new shares with professional and qualified investors at a price of SEK 8.00 per share through an accelerated book building procedure.

The Company intends to use the proceeds from the private placement to strengthen the working capital as well as finance the continued operations and further development of additional human and veterinary products based on the XR17 technology.

In order to enable the private placement, the Board of Directors of Oasmia has, pursuant to the authorization granted by the annual general meeting held on September 26, 2016, resolved on a directed issue of 8,750,000 new shares. The reason for deviating from the shareholders’ preferential rights by conducting a directed new share issue is to broaden the shareholder base, and that the costs and timing of the procedure collectively, and with sufficient strength, indicate that it is in the Company’s, and thus the shareholders’, interest that the issue is made with deviation from the shareholders’ preferential rights.

Through the issue, the number of shares in Oasmia increases by 8,750,000 from 107,209,310 to 115,959,310 and the share capital increases by SEK 875,000 from SEK 10,720,931 to SEK 11,595,931. The new issue results in an equity dilution of approximately 7.5 percent after the issue is completed.

The information above has been made public in accordance with the Securities Market Act and/or the Financial Instruments Trading Act.

For more information, please contact:

Julian Aleksov

Tel: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

IMPORTANT INFORMATION

Issuance, publication or distribution of this press release in certain jurisdictions could be subject to restrictions. The recipient of this press release is responsible for using this press release and the constituent information in accordance with the rules and regulations prevailing in the particular jurisdiction. This press release does not constitute an offer or an offering to acquire or subscribe for any Oasmia Pharmaceutical AB (publ) securities in any jurisdiction, neither from Oasmia Pharmaceutical AB (publ), nor anyone else.

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

“Oasmia is required under the Financial Instruments Trading Act to make the information in this press release public. The information was submitted for publication at 08.30 CET on October 24, 2016.”